

March 14, 2014

<u>Via E-mail</u>
Brian Roberts
Chief Financial Officer
Warner Music Group Corp.
75 Rockefeller Plaza
New York, NY 10019

> **Re: Warner Music Group Corp.**
> **Form 10-K for Fiscal Year Ended September 30, 2013**
> **Filed December 12, 2013**
> **File No. 001-32502**

Dear Roberts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended September 30, 2013</u>

<u>Signatures</u>

1. Please confirm that in future filings you will revise the second half of the signature block so that it is signed by someone with the indicated capacity of principal financial officer and either principal accounting officer or controller.

<u>Form 8-K furnished February 6, 2014</u>
<u>Exhibit 99.1</u>

2. Please present with equal or greater prominence, net income calculated in accordance with GAAP, in the headlines on page 1 of your results for the fiscal first quarter ended December 31, 2013 in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

Other

3. Data about your company included in the SEC's EDGAR system includes the company's current fiscal year end. However, it appears that the fiscal year end listed for your company does not agree with the actual fiscal year end of your most recent annual periodic report. Please correct the fiscal year end listed in EDGAR as follows:

- log onto your account at https://www.edgarfiling.sec.gov
- select "retrieve/edit data" from the left-side menu
- select "retrieve company information"
- select "edit company information" at the bottom of the screen
- enter the month and day of your fiscal year end (e.g., "1231" or "0630") in the "fiscal year end" field
- and finally select "submit change" at the bottom of the screen.

If your fiscal year end is not a fixed date and instead varies by a few days each year pursuant to your articles of incorporation (e.g., the first Tuesday following May 31st), please list your fiscal year end for this purpose as the fixed date on which your fiscal year end is based (e.g., May 31st, or "0531"). In your case, this appears to be September 30th, or "0930."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Susan Block at 202-551-3210 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief